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                                                                    EXHIBIT 7.11

Medium Term Financing Contract pursuant to D.P.R. 29 September 1973 n. 601 title IV, by and between Interbanca S.p.A., a bank located in Milan (hereinafter "Interbanca") and Targetti Sankey S.p.A., a corporation located in Florence (hereinafter the "Client").



                                    RECITALS

(a) the main business activity of the Client is the design, manufacturing and marketing of lighting systems;

(b) the Client has requested a financing of Lit. 15 billion from Interbanca to be used for increasing of its cash reserves

(c) Interbanca intends to grant such loan upon its review of the financial information provided by the Client

(d) that each aforementioned party intends to enter in the following agreement


NOW, THEREFORE, in consideration of the foregoing the parties intend to be legally bound as follows:


                                    ARTICLE 1

Interbanca will grant to the Client, in full compliance with applicable law, a financing of Lit. 15 billion to be used as described in the recitals above at
(b).

                                    ARTICLE 2

The financing amount will be made available to the Client through one of Interbanca's branches. The total amount of the financing shall be funded to the Client for an amount of Lit. 10 billion within September 30, 1999 and for an amount of Lit. 5 billion within December 12, 1999. The Client agrees that Interbanca may terminate this contract if the Client will sustain any changes in its legal or financial situation which could preclude the Client's performance of its obligations under this contract. In the eventuality of such a termination the Client agrees to be responsible for all of the expenses, including tax expenses, relating to this contract.



                                    ARTICLE 3

(1) The client agrees to pay the following interest for each semester calculated on the basis of a 365 days year:

(a)      INDEX + SPREAD

-- INDEX: the EURIBOR six months interest rate quoted at 11 AM in the Reuters news service and as published the next day on the "Sole 24 Ore."

--       SPREAD: 0.75 percentage points.

(b) The INDEX will be quoted as of the second business day preceding the semester for which interest is due. For the first interest payment, the INDEX will be quoted as of the second day preceding the funding date. Business days will be determined with reference to the calendar adopted by the TARGET system ( Transeuropean Automated Real Time Gross settlement Express Transfer).


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(c)      The interest rate as determined by using the formula in (a) above will be rounded up to 0,001%. If the interest rate in (a) above can not be calculated, Interbanca and the Client shall agree to an interest rate for that semester.

(2) The client agrees to pay the amount set by the substitutive tax required by Art. 18 of D.P.R.29.9.1973 No. 601 as amended.

The interest payments and the relative costs and expenses shall be due in six months installments. Interest payments will be due from the first funding date until March 31, 2000. After such date the interest payments will be calculated only on the amount of principal outstanding as provided in Article 5 below. Taxes will be deducted from the funding amounts.



                                    ARTICLE 4

The term of this financing will expire on September 30, 2004. The principal amount shall be reimbursed in 10 payments due every six months as provided by
Article 5 below.



                                    ARTICLE 5

The Client shall reimburse the principal of this financing as follows:

on March 31, 2000                        first installment of Lit 1.5 billion
on September 30, 2000                    second installment of Lit 1.5 billion
on March 31, 2001                        third installment of Lit 1.5 billion
on September 30, 2001                    fourth installment of Lit 1.5 billion
on March 31, 2002                        fifth installment of Lit 1.5 billion
on September 30, 2002                    sixth installment of Lit 1.5 billion
on March 31, 2003                        seventh installment of Lit 1.5 billion
on September 30, 2003                    eighth installment of Lit 1.5 billion
on March 31, 2004                        ninth installment of Lit 1.5 billion
on September 30, 2004                    tenth installment of Lit 1.5 billion


                                    ARTICLE 6

Interbanca will fund the amounts due to the Client at the bank chosen by the Client. All the amounts due to Interbanca shall be paid by Client using the National Interbank Network (RNI). Eventual currency losses shall be borne by the Client.



                                    ARTICLE 7

In case of delays in the payments of interest or principal due, or for any other defaults by the Client, Interbanca will assess a penalty interest which shall be equal to the six month EURIBOR interest rate plus 3% as quoted on the second business day preceding January 1st and July 1st of each year. This penalty interest shall be automatically assessed, without any notice requirement, on every 30th of June and 31st of March of each year.


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                                    ARTICLE 8

This contract is subject to certain tax benefits pursuant to Title IV of D.P.R. 29/9/1973 No. 601 as amended.



                                    ARTICLE 9

The Client approves all of the restrictive covenants, representation, and warranties contained in Attachment A attached to this contract. Interbanca shall have the power to change certain terms of this contract pursuant and in compliance with Artt. 118 and 161, sub 2 of the Legislative Decree 1 September 1993 No. 385. Pursuant to Art. 117, sub 5 of the above Legislative Decree the Client agrees to such power and expressly approves pursuant to Art.1341 of the C.C.



                                   ARTICLE 10

All of the clauses of this contract and of the Attachment A are essential and non-divisible. Modifications and amendments to this contract will be enforceable only if in writing.



ATTACHMENT A

Various                    Article 1. The Client shall for the duration of the
Covenants of the           financing and until the payment of all outstanding
Client                     amounts of principal and interest due:

                           (a) immediately communicate to Interbanca any decision for a merger, divestiture, liquidation, change in the certificate of incorporation, reductions of the share capital, bankruptcy or other extraordinary actions not in the ordinary course of business;

                           (b) send Interbanca, within 60 days of the relative shareholder's approval, its financial statements;

                           (c) communicate to Interbanca any additional medium or long term debt to be incurred;

                           (d) immediately communicate to Interbanca any changes to its business activities;

                           (e) provide Interbanca with any and all documents Interbanca shall request;

                           (f) notify Interbanca of any event or change of events which may substantially effect its financial condition;

Obligations of the         Article 2. The Client may not defer, for any reason
Client which May           whatsoever including a lawsuit among the parties of
not be Deferred            this financing contract, its obligations to pay all
                           of the amounts due at the set dates or any of its other obligation under this financing contract.

Expenses Article 3. The Client shall be responsible for all costs and expenses relating to this financing contract.



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Truthfulness of
Financial
Information                Article 4. The Client represents and warrants as to
                           the truthfulness of the financial statements and of the other documentation provided to Interbanca.

Termination                Article 5. The Client expressly acknowledges and
                           accepts the following as valid grounds for the termination of this financing contract by Interbanca;

                           (a) a delay or default, including partial payment, in the payment of any of the principal and/or interests amounts due;

                           (b) a merger, divestiture, liquidation, change in the certificate of incorporation, reductions of the share capital, bankruptcy or other extraordinary actions not in the ordinary course of business, without the prior written consent of Interbanca;

                           (c) any material differences with the financial, legal or any other documentation provided by the Client to Interbanca;

                           (d) the filing of a bankruptcy proceeding or any other event which evidences a worsening of the financial situation of the Client or which may substantially negatively effect the regular business of the Client, or the default of the Client on any other financing contract with Interbanca.

                           (e) the occurrence of any of the events contemplated by Art. 1186 C.C.

                           (f) the default or delay on any of the obligations of the Client pursuant to this financing contract

Penalties                  Article 6. if any of the events contemplated by
                           Article 5 above should occur, this financing contract shall automatically terminate without any need for a judicial determination on such termination.
                           Interbanca shall send notification to the Client of such termination by registered mail. In the event of such termination all amounts of principal and interest outstanding, including the interest that Interbanca expects to receive for the duration of this financing, and including related costs and expenses, shall become immediately due. The penalty interest will be due on all of such sums and will be assessable every 30th of June and 31st of March of each year. All of the present and future guarantees for this financing given to Interbanca shall be enforceable at the discretion of Interbanca. The
                           Client will further be responsible for a damages payment equal to 2% of the residual amounts outstanding at the date of termination.

Prepayment                 Article 7. After 18 months from the execution of this
                           contract the Client may prepay without
                           penalty all of the outstanding amounts by giving
                           Interbanca 1 month notice. If such prepayment will not be on one of the set dates for the payment of the principal or the interests amounts, the Client shall pay the interest due to Interbanca until the next payment date. If the Client shall prepay only part of the outstanding amounts, such pre-payment will proportionally reduce the subsequent payment installments set by this contract, unless Interbanca shall decide otherwise. Any prepayment will not re-establish any of the financing availability existing prior to such pre-payment.

Taxes Article 8. The Client shall be responsible for the taxes due pursuant Artt. 17 and 18 of D.P.R. 29/9/1973 No. 601 and for any future taxes which may be payable by Interbanca pursuant this financing contract. Interbanca may deduct such taxes from the funding amounts or may simply request payment from the Client.


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Successors and             Article 9. All of the obligations assumed by the
Assigns Client pursuant to this financing contract shall bind any successor or assign of the Client.

Jurisdiction and           Article 10. The Tribunal of Milan shall have
Legal Fees                 jurisdiction on this financing contract. Any fees and
                           all legal expenses and fees will be of the sole responsibility of the Client.

Effectiveness of           Article 11. The Client recognizes the full
the Accounts               effectiveness as evidence of the accounting of
Interbanca                 Interbanca for the determination the Client's
                           outstanding debt.

Election of                Article 12. For the purposes of this financing
Domicile                   contracts, Interbanca elects its domicile in Milan
                           and the Client in Florence.


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